                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                VIVENDI UNIVERSAL PROVIDES ADDITIONAL INFORMATION
                         FOLLOWING THE PRESS CONFERENCE
                              ON SEPTEMBER 24, 2003


PARIS, SEPTEMBER 26, 2003 - At the press conference to present the half-year 2003 earnings, the following verbal clarifications were made:

By Mr. Jean-Rene Fourtou, Chairman and Chief Executive Officer:

      1) Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) is forecasting an increase in 2003 operating income of more than 20% on a pro forma basis 1.

      2) Vivendi Universal is expecting to increase its stake in Maroc Telecom from 35% to 51%, probably during the second quarter of 2004.

      3) Vivendi Universal believes it will be in a position to pay dividends in 2005.

By Mr. Jacques Espinasse, Senior Executive Vice President and Chief Financial
Officer:

      4) In view of Canal+ Group's improved performance and the commitments of its management, the Vivendi Universal Board of Directors has decided to recapitalize Canal+ Group by an amount of E3 billion within the coming nine months.

This recapitalization will be achieved by transferring a part of Vivendi Universal's current account with Canal+ into capital.

                                      *

In addition, Vivendi Universal would like to provide the following clarifications on cash flow from operations (defined as net cash provided by operating activities net of capital expenditures and before financing expenses and taxes) and proportional cash flow from operations (defined as cash flow from operations excluding minority stakes, in particular in Cegetel, SFR and Maroc Telecom).


--------
1 The pro forma information illustrates the impact of the acquisition of the entertainment assets of InterActiveCorp. and the disposition of the publishing assets in 2002 and 2003 as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS AND PROPORTIONATE CASH FLOW FROM OPERATIONS:

Vivendi Universal considers the non-GAAP measures called cash flow from operations and proportionate cash flow from operations, which is defined as cash flow from operations excluding the minority stake in less than 100%-owned entities, to be important indicators of the Company's operating performance by business segment, because it is commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing cost and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures. The Company's management uses cash flow from operations for reporting and planning purposes.

                                                                                        Half-year ended June 30,
                                                                                        ------------------------
                                                                                                       2002 pro
                                                                                          2003        forma (1)
                                                                                        --------      ---------
                                                                                        (in millions of euros)
      NET CASH PROVIDED BY OPERATING ACTIVITIES, AS REPORTED                            E    939      E  1 919
      Reclassify:
        Loss on settlement of put options on treasury shares                    (2)           --           300
      Deduct:
        Purchase of property, plant, equipment and intangible assets                        (543)        (1 917)
        Proceeds from sale of property, plant, equipment and intangible assets               277            103
                                                                                        --------      ---------
          Capital expenditures, net of proceeds                                             (266)        (1 814)
      Add back:
       Income tax: cash                                                                    1 122            822
       Financing expenses: cash                                                              416            674
       Other: cash                                                                             3           (393)
      Add:
       Pro forma adjustments:                                                                               281
                                                                                        --------      ---------
      CASH FLOW FROM OPERATIONS (BEFORE INCOME TAXES, FINANCING COSTS AND
      AFTER RESTRUCTURING COSTS)                                                        E  2 214      E   1 789        24%
                                                                                        ========      =========     =====
      Deduct:
       Cash attributed to minority interests                                                (864)        (1 051)
                                                                                        --------      ---------
      PROPORTIONATE CASH FLOW FROM OPERATIONS (BEFORE INCOME TAXES,
      FINANCING COSTS AND AFTER RESTRUCTURING COSTS, MINORITY INTERESTS)                E  1 350      E     738        83%
                                                                                        ========      =========     =====


                                                                                        Half-year ended June 30,
                                                                                        ------------------------
                                                                                                      2002 pro
                                                                                          2003        forma (1)
                                                                                        --------      ---------
      CASH FLOW FROM OPERATIONS BY BUSINESS SEGMENT                                       (in millions of euros)
      SFR - Cegetel                                                                        1 135          1 178
      Maroc Telecom                                                                          374            233
      Universal Music Group                                                                  345            285
      Vivendi Universal Entertainment                                                        641            562
      Canal Plus Group                                                                       245           (330)
      Vivendi Universal Games                                                               (144)            85
      Holding & Corporate                                                                   (297)           (26)
      Others                                                                                 (95)          (198)
                                                                                        --------      ---------
      TOTAL VIVENDI UNIVERSAL
      (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)                                         2 204          1 789
                                                                                        ========      =========
      Veolia Environnement                                                                    --             --
      VUP assets sold during 2002 and 2003                                                    10             --
                                                                                        --------      ---------
      TOTAL VIVENDI UNIVERSAL                                                              2 214          1 789
                                                                                        --------      ---------



(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at

     January 1, 2002 instead of December 31, 2002. Additionally, the cash flows from Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group.

(2) In the first half of 2002, the loss on settlement of put options on treasury shares were included in net cash provided by operating activities.



IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the earnings targets expected to be reached in 2003 will not materialize in the timing or manner stated above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.

CONTACTS :
MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086